# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Trust Mortgage Income Fund, CIK 0001319183
CUSIP: 33734E103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 120 East Liberty Drive, Suite 400, Wheaton, Illinois (IL), 60187
Date of event which requires filing of this statement: 09/18/2025
Amends the filing with accession number 0000897101-15-000362
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-332-3223

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,170,530; sole dispositive power 0; shared dispositive power 2,170,530; aggregate amount beneficially owned 2,170,530 (51.5% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,170,530; sole dispositive power 0; shared dispositive power 2,170,530; aggregate amount beneficially owned 2,170,530 (51.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: First Trust Mortgage Income Fund
Address of issuer's principal executive offices: 120 East Liberty Drive, Suite 400, Wheaton, Illinois (IL), 60187
Comment: This Amendment No. 29 ("Amendment") amends and supplements the statement on Schedule 13D filed on March 18, 2015, and amended by Amendments No. 1 through No. 28 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of First Trust Mortgage Income Fund (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 4,213,115 Shares outstanding as of April 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 2,170,530 Shares held in client accounts which represent 51.5% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (09/22/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (09/22/2025)